                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of February 2003
                          Commission File Number 1-8320


                                  Hitachi, Ltd.
          -------------------------------------------------------------
                 (Translation of registrant's name into English)


          6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan
          -------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     x                    Form 40-F
                      ---------                          ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            --------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            --------------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                    No     x
                       ---------             ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   --------------

This report on Form 6-K contains the following:

1. Press release dated February 4, 2003 regarding consolidated financial results for the third quarter of fiscal 2002

2. Press release dated February 4, 2003 regarding integration and dissolution of content producer Hitachi Media Pro to strengthen solutions ability in Ubiquitous Platform Systems Group

3. Report on the Resolutions Adopted at the Extraordinary General Meeting of Shareholders

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                                       Hitachi, Ltd.
                                           -------------------------------------
                                                       (Registrant)





Date  February 14, 2003                By
      ----------------------------         -------------------------------------
                                           Kazuo Kumagai
                                           Executive Vice President and Director

(HITACHI LOGO)                                                      NEWS RELEASE
Inspire the Next


                                                           FOR IMMEDIATE RELEASE
Contacts:
Japan:                                        U.S.:
Takafumi Ichinose                             Matt Takahashi
Hitachi, Ltd.                                 Hitachi America, Ltd.
+81-3-3258-2056                               +1-650-244-7902
takafumi_ichinose@hdq.hitachi.co.jp           masahiro.takahashi@hal.hitachi.com

Singapore:                                    U.K.:
Yuji Hoshino                                  Kantaro Tanii
Hitachi Asia Ltd.                             Hitachi Europe Ltd.
+65-6231-2522                                 +44-(0)1628-585379
yhoshino@has.hitachi.com.sg                   kantaro.tanii@hitachi-eu.com


                Hitachi Announces Consolidated Financial Results
                      for the Third Quarter Of Fiscal 2002

Tokyo, February 4, 2003 --- Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for the third quarter of fiscal 2002, which ended December 31, 2002.

During the quarter, the outlook for the U.S. economy, which had remained resilient on the strength of consumer spending, became increasingly uncertain due to rising tensions over Iraq and to other factors. Meanwhile, the Japanese economy saw domestic demand continue to languish due to lackluster private-sector plant and equipment investment and soft personal spending. External demand, however, was relatively strong, backed by brisk exports from Japan to the U.S. and other Asian countries.

Against this backdrop, net sales rose 5% year on year, to 1,921.0 billion yen (US$16,009 million). Hitachi posted operating income of 12.8 billion yen (US$107 million), reversing an operating loss of 69.2 billion yen (US$577 million) in the previous fiscal year's third quarter. This improvement was mainly due to lower fixed costs brought about by the structural reforms implemented in the previous fiscal year, as well as the results of the Corporate Innovation Initiative (CII), including the Procurement Renewal Project.

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
                                     - 2 -


By segment, Information & Telecommunication Systems sales rose 10% year on year, to 409.6 billion yen (US$3,414 million) as disk array subsystems and hard disk drives posted strong sales. The segment recorded operating income of 1.8 billion yen (US$15 million), a 15.3 billion yen (US$128 million) improvement from the
13.5 billion yen (US$113 million) loss recorded in the same period of the previous fiscal year. This improvement reflects growth in sales of disk array subsystems and hard disks drives, in addition to benefits from structural reforms, particularly in the telecommunication network sector.

In Electronic Devices, sales of small and medium-size TFT LCDs used in mobile phones increased. However, sales of large-size TFT LCDs dropped sharply due to falling panel prices and a soft PC market. In semiconductors, demand was strong for system LSIs, including LCD drivers used in mobile phones and microcomputers for automotive applications. Demand was also strong for multi-purpose semiconductors. As a result, segment sales were 378.4 billion yen (US$3,154 million), 11% higher year on year. While the segment recorded an operating loss of 6.0 billion yen (US$50 million), this was a 48.0 billion yen (US$400 million) improvement from the 54.0 billion yen (US$450 million) loss recorded in the third quarter of fiscal 2001. This turnaround reflects the benefits of structural reforms.

In Power & Industrial Systems, sales increased 3% overall, to 498.7 billion yen (US$4,156 million) due to firm demand for construction machinery, mainly overseas, and the inclusion in consolidated results of the former Unisia JECS Corporation (now Hitachi Unisia Automotive, Ltd.), which became a wholly owned subsidiary in the current fiscal year. These factors outweighed lower sales of maintenance services for nuclear power plants of Japanese utilities, as well as the effects of lackluster private-sector plant and equipment investment that reflected the sluggish state of the Japanese economy. Operating income surged 352%, to 9.5 billion yen (US$80 million) as a strong performance from construction machinery offset deteriorating results in air-conditioning equipment and other industrial equipment areas.

In Digital Media & Consumer Products, sales rose 1%, to 307.4 billion yen (US$2,562 million) due to brisk sales of optical storage products and plasma TVs and to higher demand for lithium-ion batteries used in mobile phones and other rechargeable batteries manufactured by Hitachi Maxell, Ltd. Hampering growth was sluggish sales of large home appliances, which resulted from falling sales prices in Japan. The segment recorded operating income of 2.7 billion yen (US$23 million), 336% higher year on year. Higher earnings reflected a strong performance in recordable DVD disks and a return to profitability in rechargeable batteries at Hitachi Maxell.

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
                                     - 3 -


In High Functional Materials & Components, although Hitachi Cable, Ltd. saw sales decline year on year, segment sales rose 2%, to 310.3 billion yen (US$2,586 million) thanks mainly to higher sales for electronics-related materials and components at Hitachi Chemical Co., Ltd. Due to the benefits of structural reforms, the segment posted operating income of 7.1 billion yen (US$59 million), an 11.6 billion yen (US$97 million) turnaround from the loss of
4.5 billion yen (US$38 million) recorded in the same period of the previous fiscal year.

In Logistics, Services & Others, sales rose 9% year on year, to 375.9 billion yen (US$3,133 million) on higher sales of information and telecommunications-related equipment, such as hard disk drives and servers, at overseas sales companies. Segment operating income climbed 121% to 2.6 billion yen (US$22 million).

In Financial Services, segment sales rose 1% year on year, to 142.9 billion yen (US$1,191 million) due to a steady performance from financial services, particularly the leasing business for information equipment. This offset the effects of a weak Japanese economy. Segment operating income dropped 65%, to 3.1 billion yen (US$26 million) as a result of increased competition.

Other income fell 11.5 billion yen (US$97 million), to 7.3 billion yen (US$61 million). However, other deductions fell 94.2 billion yen (US$785 million), to
13.4 billion yen (US$112 million).

As a result, income before income taxes was 6.8 billion yen (US$57 million). After income taxes of 1.0 billion yen (US$9 million), Hitachi recorded income before minority interests of 5.7 billion yen (US$48 million). Net income was 1.3 billion yen (US$11 million), a 117.1 billion yen (US$976 million) improvement from the 115.8 billion yen (US$965 million) loss recorded in the third quarter of fiscal 2001.

Financial Position

Operating activities used net cash of 30.1 billion yen (US$251 million), 20.0 billion yen (US$167 million) more than in the same period of the previous fiscal year, due to an increase in inventories and accounts receivable in line with higher sales.

Investing activities used net cash of 337.9 billion yen (US$2,816 million),
170.7 billion yen (US$1,423 million) more year on year, reflecting Hitachi's acquisition during the third quarter of IBM's hard disk drive operations. However, cash used for the purchase of property, plant and equipment decreased as Hitachi adopted a more selective approach to capital investments.

                                    - more -

Free cash flows, the sum of cash flows from operating and investing activities, were an outflow of 368.0 billion yen (US$3,067 million), an increase of 190.8 billion yen (US$1,591 million) year on year.

Financing activities provided net cash of 269.4 billion yen (US$2,246 million), compared with net cash used of 266.1 billion yen (US$2,218 million) in the same period of the previous fiscal year, due to an increase in debt.

Cash and cash equivalents as of December 31, 2002 amounted to 775.0 billion yen (US$6,458 million), a net decrease of 100.1 billion yen (US$835 million) during the third quarter.

Debt as of December 31, 2002 stood at 3,115.5 billion yen (US$25,963 million),
338.6 billion yen (US$2,822 million) more than at September 30, 2002.

Capital investment on a completion basis decreased 8%, to 184.0 billion yen (US$1,534 million), and depreciation decreased 8%, to 117.6 billion yen (US$981 million).

All figures were converted at the rate of 120 yen = U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 30, 2002.

Outlook for Fiscal 2002
The world economy is being cloaked in growing uncertainty as tensions over Iraq rise while the non-performing loan issue and persistent deflationary forces indicate that the Japanese economy is not likely to stage a full-fledged recovery in the foreseeable future. Consequently, Hitachi's operating environment is expected to remain unpredictable.

Hitachi has decided at this point not to revise its projections for fiscal 2002, as announced in October last year and detailed below. The projections assume an exchange rate of 120 yen to the U.S. dollar for the fourth quarter of fiscal 2002.

     Net sales                            8,050 billion yen (US$67,083 million)
                                               (year-on-year increase of 1%)
     Operating income                     150 billion yen (US$1,250 million)
     Income before income taxes           130 billion yen (US$1,083 million)
     Income before minority interests     61 billion yen (US$508 million)
     Net income                           36 billion yen (US$300 million)

                                    - more -

Cautionary Statement

This document contains forward-looking statements which reflect management's current views with respect to certain future events and financial performance. Words such as "anticipate," "believe," "expect," "estimate," "intend," "plan," "project" and similar expressions which indicate future events and trends identify forward-looking statements. Actual results may differ materially from those projected or implied in the forward-looking statements and from historical trends. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate.

Factors that could cause actual results to differ materially from those projected or implied in any forward-looking statements include, but are not limited to, rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment; uncertainty as to Hitachi's ability to continue to develop products and to market products that incorporate new technology on a timely and cost-effective basis and achieve market acceptance; fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment; increasing commoditization of information technology products, and intensifying price competition in the market for such products; fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi's assets and liabilities are denominated, particularly between the yen and the U.S. dollar; uncertainty as to Hitachi's access to liquidity or long-term financing, particularly in the context of restrictions on availability of credit prevailing in Japan; uncertainty as to Hitachi's ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates; general economic conditions and the regulatory and trade environment of Hitachi's major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, continued stagnation or deterioration of the Japanese or other East Asian economies, or direct or indirect restriction by other nations of imports; uncertainty as to Hitachi's access to, or protection for, certain intellectual property rights, particularly those related to electronics and data processing technologies; Hitachi's dependence on alliances with other corporations in designing or developing certain products; and the market prices of equity securities in Japan, declines in which may result in write-downs of equity securities Hitachi holds.

These factors listed above are not exclusive and are in addition to other factors that are stated or indicated elsewhere in this document, or in other materials published by the Company.

                                    - more -

                         Hitachi, Ltd. and Subsidiaries

                        Consolidated Financial Statements
                  for the Third Quarter Ended December 31, 2002


The consolidated financial statements presented herein are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of 120 yen = U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of December 30, 2002.


Summary

In millions of yen and U.S. dollars, except Net income (loss) per share (6) and Net income (loss) per American Depositary Share (7).

                                                  Three months ended December 31             Nine months ended December 31
                                             ------------------------------------------   -----------------------------------------
                                                      Yen                      U.S. $              Yen                     U.S. $
                                                   (millions)        (A)/(B) (millions)        (millions)        (C)/(D) (millions)
                                             ----------------------   X100   ----------   ---------------------   X100   ----------
                                              2002 (A)     2001 (B)    (%)      2002      2002 (C)     2001 (D)    (%)     2002
                                             ---------    ---------    ---     ------    ---------    ---------    ---    ------
1. Net sales                                 1,921,059    1,834,183    105     16,009    5,837,550    5,772,304    101    48,646

2. Operating income (loss)                      12,896      (69,292)     -        107       74,584    (111,402)      -       622

3. Income (loss) before income taxes
    and minority interests                       6,817     (157,988)     -         57       52,694    (256,529)      -       439

4. Income (loss) before minority interests       5,738     (116,595)     -         48       30,348    (233,291)      -       253

5. Net income (loss)                             1,332     (115,821)     -         11       14,184    (226,364)      -       118

6. Net income (loss) per share
              Basic                               0.39       (34.70)     -       0.00         4.24      (67.82)      -      0.04
              Diluted                             0.38            -      -       0.00         4.15           -       -      0.03

7. Net income (loss) per ADS
   (representing 10 shares)
              Basic                                  4         (347)     -       0.03           42        (678)      -      0.35
              Diluted                                4            -      -       0.03           42           -       -      0.35


Notes: 1. Consolidated quarterly figures are unaudited.

       2. Segment Information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.

       3. The figures are for 1,105 consolidated subsidiaries and 111 equity-method affiliates.

       4. Hitachi Global Storage Technologies (HGST), which was established following the acquisition of IBM's hard disk drive operations on December 31, 2002, will be consolidated by Hitachi effective March 31, 2003, in accordance with the provisions of Accounting Research Bulletin No.51, "Consolidated Financial Statements."


                                    - more -

Consolidated Statements of Income (Unaudited)

                                                             Three months ended December 31
                                             -------------------------------------------------------------
                                                        Yen                                   U.S. Dollars
                                                    (millions)                    (A)/(B)      (millions)
                                             -------------------------             X100      -------------
                                              2002 (A)        2001 (B)              (%)           2002
                                             ---------       ---------              ---          ------
Net sales                                    1,921,059       1,834,183              105          16,009
                                             ---------       ---------              ---          ------
Cost of sales                                1,465,699       1,445,815              101          12,214
                                             ---------       ---------              ---          ------
Selling, general and
administrative expenses                        442,464         457,660               97           3,687
                                             ---------       ---------              ---          ------
     Operating income (loss)                    12,896         (69,292)              --             107
                                             ---------       ---------              ---          ------
Other income                                     7,331          18,929               39              61
     (Interest and dividends)                    5,345           5,584               96              45
     (Other)                                     1,986          13,345               15              17
                                             ---------       ---------              ---          ------
Other deductions                                13,410         107,625               12             112
     (Interest charges)                          8,113          11,353               71              68
     (Other)                                     5,297          96,272                6              44
                                             ---------       ---------              ---          ------
     Income (Loss) before income taxes
     and minority interests                      6,817        (157,988)              --              57
                                             ---------       ---------              ---          ------
Income taxes                                     1,079         (41,393)              --               9
                                             ---------       ---------              ---          ------
     Income (Loss) before                        5,738        (116,595)              --              48
     minority interests
                                             ---------       ---------              ---          ------
Minority interests                               4,406            (774)              --              37
                                             ---------       ---------              ---          ------
     Net income (loss)                           1,332        (115,821)              --              11
                                             ---------       ---------              ---          ------


                                    - more -

Consolidated Statements of Income (Unaudited)

                                                            Nine months ended December 31
                                             -------------------------------------------------------------
                                                        Yen                                   U.S. Dollars
                                                     (millions)                   (C)/(D)      (millions)
                                             ---------       ---------             X100      -------------
                                              2002 (C)        2001 (D)              (%)           2002
                                             ---------       ---------            -------        ------
Net sales                                    5,837,550       5,772,304              101          48,646
                                             ---------       ---------              ---          ------
Cost of sales                                4,435,257       4,462,158               99          36,960
                                             ---------       ---------              ---          ------
Selling, general and
administrative expenses                      1,327,709       1,421,548               93          11,064
                                             ---------       ---------              ---          ------
     Operating income (loss)                    74,584        (111,402)              --             622
                                             ---------       ---------              ---          ------
Other income                                    34,043          26,667              128             284
     (Interest and dividends)                   16,326          22,830               72             136
     (Other)                                    17,717           3,837              462             148
                                             ---------       ---------              ---          ------
Other deductions                                55,933         171,794               33             466
     (Interest charges)                         25,916          37,253               70             216
     (Other)                                    30,017         134,541               22             250
                                             ---------       ---------              ---          ------
     Income (Loss) before income taxes          52,694        (256,529)              --             439
     and minority interests
                                             ---------       ---------              ---          ------
Income taxes                                    22,346         (23,238)              --             186
                                             ---------       ---------              ---          ------
     Income (Loss) before                       30,348        (233,291)              --             253
     minority interests
                                             ---------       ---------              ---          ------
Minority interests                              16,164          (6,927)              --             135
                                             ---------       ---------              ---          ------
     Net income (loss)                          14,184        (226,364)              --             118
                                             ---------       ---------              ---          ------


                                    - more -

Consolidated Balance Sheets (Unaudited)

                                                                Yen                                  Yen           U.S. Dollars
                                                             (millions)                           (millions)        (millions)
                                                      --------------------------                   ---------       ------------
                                                        As of           As of          (A)/(B)       As of             As of
                                                     December 31,    September 30,      X100       March 31,        December 31,
                                                       2002 (A)         2002 (B)         (%)         2002               2002
                                                      ---------        ---------       -------     ---------        ------------
Assets                                                9,942,774        9,360,312         106       9,915,654           82,856
                                                      ---------        ---------         ---       ---------           ------
Current assets                                        5,231,144        4,991,308         105       5,507,535           43,593
   Cash and cash equivalents                            775,016          875,212          89       1,029,374            6,458
   Short-term investments                               157,934          160,862          98         178,933            1,316
   Trade receivables (Notes and Accounts)             1,971,788        1,850,662         107       2,100,005           16,432
   Investment in leases                                 479,686          459,526         104         527,432            3,997
   Inventories                                        1,323,608        1,193,242         111       1,214,399           11,030
   Other current assets                                 523,112          451,804         116         457,392            4,359
                                                      ---------        ---------         ---       ---------           ------
Investments and advances                                957,905          773,211         124         834,907            7,983
                                                      ---------        ---------         ---       ---------           ------
Property, plant and equipment                         2,511,530        2,448,810         103       2,514,424           20,929
                                                      ---------        ---------         ---       ---------           ------
Other assets                                          1,242,195        1,146,983         108       1,058,788           10,352
                                                      ---------        ---------         ---       ---------           ------

Liabilities and Stockholders' equity                  9,942,774        9,360,312         106       9,915,654           82,856
                                                      ---------        ---------         ---       ---------           ------
Current liabilities                                   4,175,690        3,649,636         114       3,885,265           34,797
   Short-term debt and current installments
     of long-term debt                                1,580,282        1,235,091         128       1,199,921           13,169
   Trade payables (Notes and Accounts)                1,161,800        1,048,232         111       1,083,836            9,682
   Other current liabilities                          1,433,608        1,366,313         105       1,601,508           11,947
                                                      ---------        ---------         ---       ---------           ------
Noncurrent liabilities                                2,667,556        2,617,237         102       2,927,421           22,230
   Long-term debt                                     1,535,237        1,541,809         100       1,798,303           12,794
   Other liabilities                                  1,132,319        1,075,428         105       1,129,118            9,436
                                                      ---------        ---------         ---       ---------           ------
Minority interests                                      799,338          802,071         100         798,744            6,661
                                                      ---------        ---------         ---       ---------           ------
Stockholders' equity                                  2,300,190        2,291,368         100       2,304,224           19,168
   Common stock                                         282,032          282,032         100         282,032            2,350
   Capital surplus                                      563,867          530,460         106         527,010            4,699
   Legal reserve and retained earnings                1,752,888        1,761,907          99       1,753,999           14,607
   Accumulated other comprehensive
     income (loss)                                     (296,833)        (282,322)         --        (258,484)          (2,474)
     (Foreign currency translation adjustments)         (60,334)         (56,624)         --         (38,012)            (503)
     (Minimum pension liability adjustments)           (244,156)        (243,059)         --        (260,100)          (2,035)
     (Net unrealized holding gain on
         available-for-sale securities)                   8,306           17,621          47          39,997               69
     (Cash flow hedges)                                    (649)            (260)         --            (369)              (5)
   Treasury stock                                        (1,764)            (709)         --            (333)             (15)
                                                      ---------        ---------         ---       ---------           ------


Note: Hitachi's investment in HGST is recorded under "Investments and advances" on Hitachi's consolidated balance sheet at December 31, 2002.


                                    - more -

Consolidated Statements of Cash Flows (Unaudited)

                                                                            Three months ended December 31
                                                                    ---------------------------------------------
                                                                                Yen                  U.S. Dollars
                                                                            (millions)                (millions)
                                                                    -------------------------        ------------
                                                                       2002             2001             2002
                                                                    --------          -------        -----------
Cash flows from operating activities
   Net income (loss)                                                   1,332         (115,821)              11

   Adjustments to reconcile net income (loss) to net cash
      provided by operating activities
       Depreciation                                                  117,683          127,526              981
       (Increase) Decrease in receivables and inventories           (185,323)         107,771           (1,544)
       Increase (Decrease) in payables                                85,098          (78,031)             709
       Other                                                         (48,948)         (51,521)            (408)
                                                                    --------        ---------           ------
      Net cash used in operating activities                          (30,158)         (10,076)            (251)

Cash flows from investing activities
   (Increase) Decrease in short-term investments                       3,898          (13,142)              32

   Purchase of rental assets and other properties, net              (166,211)        (178,156)          (1,385)

   Purchase of investments
     and subsidiaries' common stock, net                              (3,982)         (26,693)             (33)

   Collection of investment in leases                                 72,090           68,288              601

   Other                                                            (243,718)         (17,440)          (2,031)
                                                                    --------        ---------           ------
       Net cash used in investing activities                        (337,923)        (167,143)          (2,816)

Cash flows from financing activities
   Increase (Decrease) in interest-bearing debt                      284,352         (252,265)           2,370
   Dividends paid to stockholders                                     (8,524)          (8,604)             (71)
   Dividends paid to minority stockholders of subsidiaries            (5,390)          (5,536)             (45)
   Other                                                                (969)             268               (8)
                                                                    --------        ---------           ------
       Net cash provided by (used in) financing activities           269,469         (266,137)           2,246

Effect of exchange rate changes on cash and cash equivalents          (1,584)          15,060              (13)
                                                                    --------        ---------           ------
Net decrease in cash and cash equivalents                           (100,196)        (428,296)            (835)

Cash and cash equivalents at beginning of the period                 875,212        1,431,598            7,293
                                                                    --------        ---------           ------
Cash and cash equivalents at end of the period                       775,016        1,003,302            6,458
                                                                    ========        =========            =====


                                    - more -

Consolidated Statements of Cash Flows (Unaudited)

                                                                            Nine months ended December 31
                                                                   ----------------------------------------------
                                                                              Yen                    U.S. Dollars
                                                                           (millions)                 (millions)
                                                                   --------------------------        ------------
                                                                      2002            2001               2002
                                                                   ---------       ----------           ------
Cash flows from operating activities
   Net income (loss)                                                  14,184         (226,364)             118

   Adjustments to reconcile net income (loss) to net cash
      provided by operating activities
       Depreciation                                                  343,963          386,240            2,866
       (Increase) Decrease in receivables and inventories            (10,059)         559,585              (84)
       Increase (Decrease) in payables                                59,187         (351,905)             493
       Other                                                        (245,930)        (181,309)          (2,049)
                                                                   ---------       ----------           ------
       Net cash provided by operating activities                     161,345          186,247            1,345

Cash flows from investing activities
   Decrease in short-term investments                                 21,489           39,986              179

   Purchase of rental assets and other properties, net              (471,719)        (587,840)          (3,931)

   Sale of (Purchase of) investments
     and subsidiaries' common stock, net                              52,007          (73,046)             433

   Collection of investment in leases                                281,959          300,735            2,350

   Other                                                            (350,618)         (63,552)          (2,922)
                                                                   ---------       ----------           ------
       Net cash used in investing activities                        (466,882)        (383,717)          (3,891)

Cash flows from financing activities
   Increase (Decrease) in interest-bearing debt                       92,445         (193,565)             770
   Dividends paid to stockholders                                     (8,606)         (26,893)             (72)
   Dividends paid to minority stockholders of subsidiaries           (12,346)         (12,894)            (103)
   Other                                                                 119           41,344                1
                                                                   ---------       ----------           ------
       Net cash provided by (used in) financing activities            71,612         (192,008)             597

Effect of exchange rate changes on cash and cash equivalents         (20,433)          11,177             (170)
                                                                   ---------       ----------           ------
Net decrease in cash and cash equivalents                           (254,358)        (378,301)          (2,120)

Cash and cash equivalents at beginning of the period               1,029,374        1,381,603            8,578
                                                                   ---------       ----------           ------
Cash and cash equivalents at end of the period                       775,016        1,003,302            6,458
                                                                   =========       ==========           ======


                                    - more -

Segment Information (Unaudited)

Industry Segments

                                                                                     Three months ended December 31
                                                                          --------------------------------------------------------
                                                                                      Yen                             U.S. Dollars
                                                                                   (millions)           (A)/(B)        (millions)
                                                                          --------------------------      X100        ------------
                                                                           2002 (A)         2001 (B)       (%)            2002
                                                                          ---------        ---------       ---           ------
                   Information & Telecommunication                          409,665          372,806       110            3,414
                   Systems                                                      17%              17%

                   Electronic Devices                                       378,452          342,458       111            3,154
                                                                                16%              15%

                   Power & Industrial Systems                               498,747          482,228       103            4,156
                                                                                20%              21%

                   Digital Media & Consumer                                 307,473          303,059       101            2,562
                   Products                                                     13%              13%

Sales              High Functional Materials                                310,323          303,062       102            2,586
                   & Components                                                 13%              13%

                   Logistics, Services & Others                             375,994          346,356       109            3,133
                                                                                15%              15%

                   Financial Services                                       142,924          141,576       101            1,191
                                                                                 6%               6%

                   Subtotal                                               2,423,578        2,291,545       106           20,196
                                                                               100%             100%
                                                                          ---------        ---------       ---           ------
                   Eliminations & Corporate items                          (502,519)        (457,362)        -           (4,188)
                                                                          ---------        ---------       ---           ------
                   Total                                                  1,921,059        1,834,183       105           16,009
                                                                          =========        =========       ===           ======
-------------------------------------------------------------------------------------------------------------------------------

                   Information & Telecommunication                            1,811          (13,538)        -               15
                   Systems                                                        -                -

                   Electronic Devices                                        (6,010)         (54,043)        -              (50)
                                                                                  -                -

                   Power & Industrial Systems                                 9,552            2,111       452               80
                                                                                  -                -

                   Digital Media & Consumer                                   2,748              630       436               23
                   Products                                                       -                -

Operating          High Functional Materials                                  7,113           (4,502)        -               59
income (loss)      & Components                                                   -                -

                   Logistics, Services & Others                               2,678            1,214       221               22
                                                                                  -                -

                   Financial Services                                         3,116            8,852        35               26
                                                                                  -                -

                   Subtotal                                                  21,008          (59,276)        -              175
                                                                                  -                -
                                                                          ---------        ---------       ---           ------
                   Eliminations & Corporate items                            (8,112)         (10,016)        -              (68)
                                                                          ---------        ---------       ---           ------
                   Total                                                     12,896          (69,292)        -              107
                                                                          =========        =========       ===           ======
-------------------------------------------------------------------------------------------------------------------------------

Note: Net sales by industry segment include intersegment transactions.


                                    - more -

Segment Information (Unaudited)

Industry Segments

                                                                                        Nine months ended December 31
                                                                         ----------------------------------------------------------
                                                                                    Yen                                U.S. Dollars
                                                                                 (millions)              (C)/(D)        (millions)
                                                                         --------------------------        X100        ------------
                                                                          2002 (C)        2001 (D)          (%)            2002
                                                                         ----------      ----------         ---           -------
                   Information & Telecommunication                        1,287,895       1,246,118         103            10,732
                   Systems                                                      17%             17%

                   Electronic Devices                                     1,144,869       1,107,548         103             9,541
                                                                                16%             15%

                   Power & Industrial Systems                             1,566,848       1,599,603          98            13,057
                                                                                21%             22%

                   Digital Media & Consumer                                 905,162         885,552         102             7,543
                   Products                                                     12%             12%

Sales              High Functional Materials                                923,384         931,237          99             7,695
                   & Components                                                 13%             13%

                   Logistics, Services & Others                           1,076,607       1,054,122         102             8,972
                                                                                15%             15%

                   Financial Services                                       436,245         422,678         103             3,635
                                                                                 6%              6%

                   Subtotal                                               7,341,010       7,246,858         101            61,175
                                                                               100%            100%
                                                                         ----------      ----------         ---           -------
                   Eliminations & Corporate items                        (1,503,460)     (1,474,554)          -           (12,529)
                                                                         ----------      ----------         ---           -------
                   Total                                                  5,837,550       5,772,304         101            48,646
                                                                         ==========      ==========         ===           =======
---------------------------------------------------------------------------------------------------------------------------------

                   Information & Telecommunication                           43,978           1,020           -               366
                   Systems                                                        -               -

                   Electronic Devices                                       (13,928)       (126,961)          -              (116)
                                                                                  -               -

                   Power & Industrial Systems                                20,663          28,847          72               172
                                                                                  -               -

                   Digital Media & Consumer                                   8,495          (5,392)          -                71
                   Products                                                       -               -

Operating          High Functional Materials                                 16,155          (5,977)          -               135
income (loss)      & Components                                                   -               -

                   Logistics, Services & Others                               4,135           8,586          48                34
                                                                                  -               -

                   Financial Services                                        21,769          29,255          74               181
                                                                                  -               -

                   Subtotal                                                 101,267         (70,622)          -               844
                                                                                  -               -
                                                                         ----------      ----------         ---           -------
                   Eliminations & Corporate items                           (26,683)        (40,780)          -              (222)
                                                                         ----------      ----------         ---           -------
                   Total                                                     74,584        (111,402)          -               622
                                                                         ==========      ==========         ===           =======
---------------------------------------------------------------------------------------------------------------------------------



Note: Net sales by industry segment include intersegment transactions.


                                    - more -

Segment Information (Unaudited)

Sales by Market

                                                                        Three months ended December 31
                                                     --------------------------------------------------------------
                                                                 Yen                                   U.S. Dollars
                                                              (millions)                  (A)/(B)       (millions)
                                                     -----------------------------         X100        ------------
                                                      2002 (A)            2001 (B)          (%)            2002
                                                     ---------           ---------          ---           ------
Japan                                                1,244,908           1,225,023          102           10,374
                                                           65%                 67%

              Asia                                     254,008             205,555          124            2,117
                                                           13%                 11%

              North America                            242,035             234,991          103            2,017
                                                           13%                 13%

              Europe                                   135,257             122,992          110            1,127
                                                            7%                  7%

              Other Areas                               44,851              45,622           98              374
                                                            2%                  2%

Outside Japan                                          676,151             609,160          111            5,635
                                                           35%                 33%
                                                     ---------           ---------          ---           ------
Total                                                1,921,059           1,834,183          105           16,009
                                                          100%                100%
                                                     ---------           ---------          ---           ------


                                                                        Nine months ended December 31
                                                     --------------------------------------------------------------
                                                                 Yen                                   U.S. Dollars
                                                              (millions)                  (C)/(D)       (millions)
                                                     -----------------------------         X100        ------------
                                                      2002 (C)            2001 (D)          (%)            2002
                                                     ---------           ---------          ---           ------
Japan                                                3,878,016           3,925,441           99           32,317
                                                           66%                 68%

              Asia                                     752,602             637,081          118            6,272
                                                           13%                 11%

              North America                            669,015             685,863           98            5,575
                                                           12%                 12%

              Europe                                   397,442             379,935          105            3,312
                                                            7%                  7%

              Other Areas                              140,475             143,984           98            1,171
                                                            2%                  2%

Outside Japan                                        1,959,534           1,846,863          106           16,329
                                                           34%                 32%
                                                     ---------           ---------          ---           ------
Total                                                5,837,550           5,772,304          101           48,646
                                                          100%                100%
                                                     ---------           ---------          ---           ------


                                      # # #

                                                                February 4, 2003
                                                                   Hitachi, Ltd.


                            Supplementary Information
       for the Third Quarter Ended December 31, 2002 (Consolidated basis)

1. SUMMARY

                                                                                                                 (Billions of yen)
                                                                ------------------------------------------------------------------
                                                                Three months ended December 31      Nine months ended December 31
                                                                ------------------------------      ------------------------------
                                                                  2001             2002               2001             2002
                                                                -------      -----------------      -------      -----------------
                                                                                       (B)/(A)                             (D)/(C)
                                                                  (A)          (B)     X100(%)        (C)          (D)     X100(%)
                                                                -------      -------   -------      -------      -------   -------
Net sales                                                       1,834.1      1,921.0     105        5,772.3      5,837.5     101
Operating income (loss)                                           (69.2)        12.8      --         (111.4)        74.5      --
Income (loss) before income taxes and minority interests         (157.9)         6.8      --         (256.5)        52.6      --
Income (loss) before minority interests                          (116.5)         5.7      --         (233.2)        30.3      --
Net income (loss)                                                (115.8)         1.3      --         (226.3)        14.1      --
Average exchange rate (yen / U.S.$)                                 126          122      --            123          122      --
                                                                -------      -------     ---        -------      -------     ---
Capital investment (Completion basis)                             199.9        184.0      92          641.9        559.3      87
   Leasing assets                                                 105.9        110.1     104          329.0        323.9      98
   Other                                                           93.9         73.8      79          312.8        235.3      75
Depreciation                                                      127.5        117.6      92          386.2        343.9      89
   Leasing assets                                                  18.9         20.3     107           62.6         60.5      97
   Other                                                          108.5         97.2      90          323.6        283.3      88
R&D expenditure                                                    95.1         90.7      95          308.2        280.4      91
   Percentage of net sales                                          5.2%         4.7%     --            5.3%         4.8%     --

                                                                              As of               As of               As of
                                                                         March 31, 2002    September 30, 2002   December 31, 2002
                                                                         --------------    ------------------   -----------------
Stockholders' equity per share(yen)                                             690                 687                 684
Cash & cash equivalents, Short-term investments (Billions of yen)           1,208.3             1,036.0               932.9
Interest-bearing debt (Billions of yen)                                     2,998.2             2,776.9             3,115.5
Number of employees                                                         321,517             318,418             327,805
   Japan                                                                    256,823             251,584             258,439
   Overseas                                                                  64,694              66,834              69,366
Number of consolidated subsidiaries                                           1,066               1,069               1,105
   Japan                                                                        712                 706                 716
   Overseas                                                                     354                 363                 389


2. OVERSEAS SALES BY INDUSTRY SEGMENT

                                                                                                                 (Billions of yen)
                                                                ------------------------------------------------------------------
                                                                Three months ended December 31      Nine months ended December 31
                                                                ------------------------------      ------------------------------
                                                                  2001             2002               2001             2002
                                                                -------      -----------------      -------      -----------------
                                                                                       (B)/(A)                             (D)/(C)
                                                                  (A)          (B)     X100(%)        (C)          (D)     X100(%)
                                                                ------       ------    -------      -------      -------   -------
Information & Telecommunication Systems                           63.0         79.5      126          182.4        208.5     114
Electronic Devices                                               116.6        137.7      118          381.2        400.9     105
Power & Industrial Systems                                        77.0         88.3      115          267.5        282.5     106
Digital Media & Consumer Products                                127.3        114.9       90          363.1        360.9      99
High Functional Materials & Components                            79.1         78.4       99          249.1        234.0      94
Logistics, Services & Others                                     136.2        166.9      123          374.9        444.0     118
Financial Services                                                 9.7          9.6       99           28.3         28.1      99
Eliminations & Corporate items                                     0.0          0.4       --            0.0          0.3      --
                                                                 -----        -----      ---        -------      -------     ---
Total                                                            609.1        676.1      111        1,846.8      1,959.5     106
                                                                 =====        =====      ===        =======      =======     ===

                                     - ### -

                                                                February 4, 2003
                                                                   Hitachi, Ltd.

      SUPPLEMENTARY INFORMATION ON INFORMATION & TELECOMMUNICATION SYSTEMS

1. Sales and Operating income (loss) by product sector

                                                                                         (Billions of yen)
                                      --------------------------------------------------------------------
                                       Three months ended December 31      Nine months ended December 31
                                      --------------------------------    --------------------------------
                                                               (A)/B)                              (C)/D)
                                      2002(A)      2001(B)     X100(%)    2002(C)     2001(D)      X100(%)
                                      -------      -------     -------    -------     -------      -------
   Sales                               409.6        372.8        110%     1,287.8     1,246.1       103%
       Software & Services             189.2        189.7        100%       642.6       642.4       100%
       Hardware                        220.4        183.1        120%       645.2       603.7       107%
   Operating income (loss)               1.8        (13.5)          -        43.9         1.0          -


2. Sales by product sector

                                                                                         (Billions of yen)
                                      --------------------------------------------------------------------
                                       Three months ended December 31      Nine months ended December 31
                                      --------------------------------    --------------------------------
                                                               (A)/B)                              (C)/D)
                                      2002(A)      2001(B)     X100(%)    2002(C)     2001(D)      X100(%)
                                      -------      -------     -------    -------     -------      -------
   Software & Services                 189.2        189.7        100%       642.6       642.4       100%
       Software                         39.8                        -       131.4                      -
       Services                        149.4                        -       511.2                      -
   Hardware                            220.4        183.1        120%       645.2       603.7       107%
       Servers                          33.8                        -        93.9                      -
       PCs                              32.3                        -       103.9                      -
       Storage                          88.0                        -       253.5                      -
       Telecommunication                25.1                        -        72.3                      -
       Others                           41.2                        -       121.6                      -

Notes: Figures for servers include supercomputers, general-purpose computers and UNIX servers, etc.

       Figures for PCs include PC servers and client PCs, etc.

       Figures for storage include disk array subsystems, and Hard Disk Drives, etc.


3. SAN/NAS Storage Solutions

                                                                                         (Billions of yen)
                                      --------------------------------------------------------------------
                                       Three months ended December 31      Nine months ended December 31
                                      --------------------------------    --------------------------------
                                                               (A)/B)                              (C)/D)
                                      2002(A)      2001(B)     X100(%)    2002(C)     2001(D)      X100(%)
                                      -------      -------     -------    -------     -------      -------
   Sales                                70.0         60.0        117%       200.0       180.0       111%


4. Hard Disk Drives (unconsolidated basis)

                                                                                         (Billions of yen)
                                      --------------------------------------------------------------------
                                       Three months ended December 31      Nine months ended December 31
                                      --------------------------------    --------------------------------
                                                               (A)/B)                              (C)/D)
                                      2002(A)      2001(B)     X100(%)    2002(C)     2001(D)      X100(%)
                                     ---------    ---------    -------   ---------   ---------     -------
   Number of units                   2,200,000    1,700,000      129%    6,200,000   4,300,000      144%

                                    - ### -

                                                                February 4, 2003
                                                                   Hitachi, Ltd.

             SUPPLEMENTARY INFORMATION ON SEMICONDUCTORS & DISPLAYS


1.   Semiconductors

     Sales and Operating income (loss)                              (Billions of yen)
     --------------------------------------------------------------------------------
                                     Three months ended         Nine months ended
                                        December 31                December 31
                                 -------------------------  -------------------------
                                                   (A)/(B)                    (C)/(D)
                                 2002(A)  2001(B)  X100(%)  2002(C)  2001(D)  X100(%)
                                 -------  -------  -------  -------  -------  -------
     Sales                        152.4    112.4     136%    429.9    379.9     113%
     Operating income (loss)       (3.0)   (40.6)     --     (17.4)   (98.5)     --

      DRAM & Flash Memory production quantity                         (pieces/months)
      -------------------------------------------------------------------------------
                                                          Fiscal 2002
                                          -------------------------------------------
                                          1st quarter     2nd quarter     3rd quarter
                                          -----------     -----------     -----------
     64MDRAM                                 550,000         600,000         600,000
     256MDRAM                              2,000,000       2,000,000       2,000,000
     256M Flash Memory                       600,000         600,000         500,000

2.   Displays

     Sales and Operating income (loss)                              (Billions of yen)
     --------------------------------------------------------------------------------
                                     Three months ended         Nine months ended
                                        December 31                December 31
                                 -------------------------  -------------------------
                                                   (A)/(B)                    (C)/(D)
                                 2002(A)  2001(B)  X100(%)  2002(C)  2001(D)  X100(%)
                                 -------  -------  -------  -------  -------  -------
     Sales                         43.7     49.4      89%    143.7    141.4     102%
     Operating income (loss)       (7.7)   (14.1)     --      (9.0)   (40.3)     --

     LCD Sales                                                      (Billions of yen)
     --------------------------------------------------------------------------------
                                     Three months ended         Nine months ended
                                        December 31                December 31
                                 -------------------------  -------------------------
                                                   (A)/(B)                    (C)/(D)
                                 2002(A)  2001(B)  X100(%)  2002(C)  2001(D)  X100(%)
                                 -------  -------  -------  -------  -------  -------
     Total                         32.0     35.0      91%    112.0     83.0     135%
        Large size LCDs            20.0     31.0      65%     78.0     74.0     105%
        Medium & small size LCDs   12.0      4.0     300%     34.0      9.0     378%


                                      -###-

                                                      FOR IMMEDIATE RELEASE

Contacts:
Keisaku Shibatani                           Takeshi Okamoto
Public Relations                            Public Relations Dept.
Hitachi, Ltd.                               Ubiquitous Platform Systems
                                            Hitachi, Ltd.
Tel: +81-3-3258-2056                        Tel: +81-3-3506-1573
keisaku_shibatani@hdq.hitachi.co.jp         okamoto-takeshi@itg.hitachi.co.jp


     Hitachi to Integrate and Dissolve Content Producer Hitachi Media Pro to
       Strengthen Solutions Ability in Ubiquitous Platform Systems Group

Tokyo, February 4, 2003 -- Hitachi, Ltd. (TSE:6501/NYSE:HIT) has announced dissolution of affiliate Hitachi Media Pro Co., Ltd. on March 31 this year and integration of the content production activities of the company into the Ubiquitous Platform Systems Group . This move is intended to enhance Hitachi's ability to provide one-stop solutions for the ubiquitous information society.

Recent advances in digitalization and networking are bringing a ubiquitous information society closer to reality. Such a society will see information in the form of data, voice and images shared anytime, anywhere and by anybody using PCs, mobile phones, PDAs, TVs, displays and other information appliances.

Hitachi is responding to this emerging market. To provide highly reliable systems that take advantage of cutting-edge digital technologies in the fields of IT and audiovisual software and hardware, Hitachi established the Ubiquitous Solutions Operation in the Ubiquitous Platform Systems Group in October last year. The integration of Hitachi Media Pro's multimedia content production operations into Hitachi will facilitate the provision of multimedia content for business use from a single source. Hitachi will thus move another step closer to being a one-stop source of solutions that enhance the value of customers' businesses.


                                     -more-

About The Dissolution of Hitachi Media Pro

1.   Company to Be Dissolved

(1)  Name                            : Hitachi Media Pro Co., Ltd.

(2)  Address                         : 1-6, Shibuya 2-chome, Shibuya-ku, Japan

(3)  Representative director         : Masahiko Ikeda


2.   Reason for Dissolution

The integration of Hitachi Media Pro's multimedia content production operations, which are targeted at a business clientele, will more effectively enable the Hitachi Group to provide ubiquitous platform solutions.


3.   Profile of Hitachi Media Pro

(1)  Business operations

o Planning, production, sales, rental and leasing of video, music and computer graphics software.

o    Production and sales of audio and visual recordings.

o Planning, design, production and execution of advertising programs, as well as associated agency and management services.

o Planning, proposal, design, production, operation, management and total coordination of various events, displays, exhibitions and show rooms.

(2)  Established                     : October 1, 1994

(3)  Capital                         : 100 million yen

(4)  No. of issued shares            : 200,000 shares

(5)  Shareholders' equity            : 68,782,277 yen (at March 31, 2002)

(6)  Total assets                    : 261,124,538 yen (at March 31, 2002)

(7)  Fiscal year-end                 : March 31

(8)  No. of employees                : 7

(9)  Principal customers             : Hitachi, Ltd.,
                                       Nikkyo Create.Ltd.,
                                       Sanseido Book Store, Ltd.

(10) Shareholders (%)                : Hitachi, Ltd. (71%),
                                       Hitachi Kokusai Electric Inc. (20%),
                                       Hitachi Intermedix Co., Ltd. (4.5%),
                                       Columbia Music Entertainment, Inc. (4.5%)

(11) Main bank                       : Mizuho Bank, Ltd.

(12) 3-year data:

Fiscal year ended               March 31, 2000   March 31, 2001   March 31, 2002
-----------------               --------------   --------------   --------------
Net sales (yen)                   531,259,034      414,360,023      363,727,342
Recurring profit (yen)              4,963,796       19,559,528     o 35,47l,841
Net income (yen)                    4,963,796       19,559,528     o 18,600,541
Net income per share (yen)              24.82            97.80          o 93.00
Shareholders' dividend per
   share (yen)                              0                0                0
Shareholders' equity per
   share (yen)                            339              437              344
Total assets (o)                  254,770,926      233,363,300      261,124,538
Shareholders' equity (o)           67,823,290       87,382,818       68,782,277
Capital (yen)                     100,000,000      100,000,000      100,000,000
No. of issued shares                  200,000          200,000          200,000

(13) Loss on dissolution (yen)       : 40,000,000

(14) Dissolution schedule            : March 31, 2003

(15) Forecasts                       :

Fiscal year ending              March 31, 2003   March 31, 2004   March 31, 2005
------------------              --------------   --------------   --------------
Net sales (yen)                   380,000,000      410,000,000      450,000,000
Recurring profit (yen)             12,000,000       10,000,000       19,000,000
Net income (yen)                   11,000,000        8,000,000       14,000,000
Net income per share (yen)              55.00            40.00            70.00
Shareholders' dividend per
   share (yen)                              0                0                0
Shareholders' equity per
   share (yen)                            370              410              480
Total assets (yen)                250,000,000      221,000,000      247,000,000
Shareholders' equity (yen)         74,000,000       82,000,000       96,000,000
Capital (yen)                     100,000,000      100,000,000      100,000,000
No. of issued shares                  200,000          200,000          200,000

                                      -###-

(Translation)

                                  Hitachi, Ltd.
                           6, Kanda-Surugadai 4-Chome
                                Chiyoda-Ku, Tokyo


February 6, 2003

To Our Shareholders

                        Report on the Resolutions Adopted
              at the Extraordinary General Meeting of Shareholders

Dear Sir/Madam:

We take pleasure in informing you that the following items were resolved, respectively, at our Extraordinary General Meeting of Shareholders held today.


Item No. 1   Approval of the Plan for Joint Corporate Split by the Company and
             Mitsubishi Electric Corporation

The plan was approved as proposed.

The substance of the Plan for Joint Corporate Split is as follows:

(1) Effective April 1, 2003, the Company and Mitsubishi Electric Corporation shall jointly incorporate Renesas Technology Corp. (the "New Company") and transfer their respective businesses relating to design, manufacture and sale of system LSIs, semiconductor devices and memories (excluding DRAMs) to the New Company.

(2) The New Company shall issue 5,000,000 shares of common stock, which shall be allocated to the Company at 2,750,000 shares and to Mitsubishi Electric Corporation at 2,250,000 shares.

(3)  The amounts of capital of the New Company shall be 50 billion Japanese yen.


Item No. 2   Amendment to the Articles of Incorporation

It was approved as proposed to amend provisions of the Articles of Incorporation as follows:

o In accordance with the amendment to the Commercial Code of Japan, the Company established a provision to reduce the quorum for a General Meeting of Shareholders to adopt resolutions (special resolutions) as provided for in Article 343 of the Commercial Code of Japan and a supplementary provision to effectuate such provision as of April 1, 2003.



                                                Very truly yours,


                                                Etsuhiko Shoyama
                                                President and Director